OSCIENT PHARMACEUTICALS CORPORATION

1000 Winter Street

Suite 2200

Waltham, Massachusetts 02451

November 7, 2006

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Oscient Pharmaceuticals Corporation

Registration Statement on Form S-3

Filed with the Securities and Exchange Commission on September 30, 2005

(Registration No. 333-128735)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Oscient Pharmaceuticals Corporation (the “Company”) hereby applies for the withdrawal of its registration statement on Form S-3, File No. 333-128735 which was filed on September 30, 2005 (the “Registration Statement”).

No sales of any of the Company’s securities have been completed pursuant to the Registration Statement. The Company filed a new shelf registration statement on Form S-3 with the Commission on September 26, 2006 that has become effective. As a result, the Company does not intend to sell securities registered pursuant to the Registration Statement.

Accordingly, the Company respectfully requests that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact the Company’s legal counsel, Patrick O’Brien at (617) 951–7257.

Very truly yours,

OSCIENT PHARMACEUTICALS CORPORATION

By: /s/ Philippe M. Maitre

        Philippe M. Maitre

        Senior Vice President and Chief Financial Officer